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WRITER’S DIRECT LINE

414.319.7348

brikkers@foley.com EMAIL

CLIENT/MATTER NUMBER

038584-0152

May 25, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Whiting Petroleum Corporation—Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Whiting Petroleum Corporation, a Delaware corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange the Company’s new 6.625% Senior Notes due 2026, which will be registered under the Securities Act, for an equal principal amount of the Company’s outstanding, unregistered 6.625% Senior Notes due 2026.

The Company is filing the Registration Statement pursuant to General Instruction B.1.a. of Form S-4.

The Company has made a wire transfer in the amount of $124,500.00 in payment of the prescribed registration fee to the United States Treasury account in New York, New York. Such fee was calculated in accordance with Section 6(b) of, and Rule 457(f)(2) under, the Securities Act. The Company’s filing fee account number is 0001255474.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7348 or John K. Wilson at (414) 297-5642.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation

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